Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration File Nos. 333-270664, 333-270664-01, 333-270664-02,

333-270664-03, 333-270664-04 and 333-270664-05

Relating to Preliminary Prospectus Supplement dated September 5, 2024 to Prospectus dated March 17, 2023

Pricing Term Sheet

Americold Realty Operating Partnership, L.P.

$500,000,000 5.409% Notes due 2034

September 5, 2024

Issuer:	Americold Realty Operating Partnership, L.P.

Guarantors:	Americold Realty Trust, Inc. Americold Realty Operations, Inc. Nova Cold Logistics ULC Americold Australian Holdings Pty Ltd Icecap Properties NZ Limited

Expected Ratings* (Moody’s/Fitch/DBRS):	Baa3/BBB/BBB (Stable/Stable/Positive)

Security Title:	5.409% Notes due 2034 (the “notes”)

Aggregate Principal Amount:	$500,000,000

Maturity Date:	September 12, 2034

Interest Rate:	5.409% per annum

Interest Payment Dates:	March 12 and September 12, commencing March 12, 2025

Issue Price:	100.000% of the aggregate principal amount

Yield to Maturity:	5.409%

Benchmark Treasury:	3.875% due August 15, 2034

Spread to Benchmark Treasury:	+ 168 basis points

Benchmark Treasury Price / Yield:	101-06+ / 3.729%

Optional Redemption:

Prior to June 12, 2034 (the date that is three months prior to the stated maturity date of the notes) (the “Par Call Date”), the Issuer may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price in cash (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)   (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined under “Description of Notes—The Operating Partnership’s Redemption Rights” in the preliminary prospectus supplement, dated September 5, 2024) plus 0.250% (or 25 basis points) less (b) unpaid interest accrued thereon to, but excluding, the redemption date; and

(2)   100% of the principal amount of the notes to be redeemed,

plus, in either case, unpaid interest accrued thereon to, but excluding, the redemption date.

On or after the Par Call Date, the Issuer may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price in cash equal to 100% of the principal amount of the notes being redeemed plus unpaid interest accrued thereon to, but excluding, the redemption date.

See “Description of Notes—The Operating Partnership’s Redemption Rights” in the preliminary prospectus supplement, dated September 5, 2024, for more information.

Trade Date:	September 5, 2024

Settlement Date**:	September 12, 2024 (T+5)

CUSIP/ISIN:	03063U AA9 / US03063UAA97

Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC PNC Capital Markets LLC Rabo Securities USA, Inc. RBC Capital Markets, LLC Truist Securities, Inc.

Senior Co-Managers:	Citizens JMP Securities, LLC Goldman Sachs & Co. LLC Huntington Securities, Inc. Regions Securities LLC

Co-Managers:	HSBC Securities (USA) Inc. Morgan Stanley & Co. LLC Raymond James & Associates, Inc. Scotia Capital (USA) Inc.

*  A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time. Each of the ratings above should be evaluated independently of any other security rating.

** The Issuer expects that delivery of the notes will be made to investors on or about September 12, 2024, which will be the fifth business day following the date of pricing of the notes (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the business day preceding the closing of the notes will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the business day preceding the closing of the notes should consult their advisors.

The Issuer and the Guarantors have filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the Issuer and the Guarantors have filed with the SEC for more complete information about the Issuer and the Guarantors and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, the Guarantors, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: BofA Securities, Inc. toll-free at 1-800-294-1322; Citigroup Global Markets Inc. toll-free at 1-800-831-9146; and J.P. Morgan Securities LLC collect at 1-212-834-4533.

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